LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

RECEIVED

June 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finai
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

07024632

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

Press Release of June 19, 2007

- **Legacy Hotels Real Estate Investment Trust Announces Quarterly Distribution**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: P. McMullan
Paula A. McMullan
Secretary

Enclosure

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO, ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES QUARTERLY DISTRIBUTION

TORONTO, June 19, 2007 - Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) today announced a second quarter distribution of $0.08 per unit to unitholders of record as of June 29, 2007. Payment will be made on or about July 20, 2007.

About Legacy Hotels Real Estate Investment Trust

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units trade on the Toronto Stock Exchange under the symbols LGY.UN.

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Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: (416) 860-6140
Toll: (866) 627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

END